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                      [Morrison & Foerster LLP Letterhead]


                               February 24, 2005


                                                       Writer's Direct Contact
                                                           (213) 892-5290
                                                          asussman@mofo.com
BY OVERNIGHT DELIVERY

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

         Re:   BofI Holding, Inc.
               Registration Statement No. 333-121329

Dear Mr. Friar:

         On behalf of BofI Holding, Inc. (the "Company"), we are transmitting for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1 (File No. 333-121329) (the "Registration Statement"). Courtesy copies of the Amendment will be provided that are marked to show changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on January 26, 2005.

         The Amendment is being filed in response to comments received from the Commission staff (the "Staff") by letter dated February 4, 2005. The relevant text of the Staff's comments has been included in this letter. The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

1. COMMENT: PLEASE INCLUDE THE DOLLAR AMOUNT OF NON-PERFORMING LOANS IN YOUR PORTFOLIO HERE AND ON PAGE 26. IN FUTURE FILINGS, WHEN YOU HAVE A MEANINGFUL RATIO, YOU MAY SUBSTITUTE THE RATIO OF THE ALLOWANCE FOR LOAN LOSSES TO NON-PERFORMING LOANS.

        Response: In response to the Staff's comment, the Company has provided additional disclosure regarding its nonperforming loans in footnote (5) to the tables.

2. COMMENT: REVISE THE RISK FACTOR STARTING AT THE BOTTOM OF PAGE 12, AND THE SECOND SENTENCE THEREIN, TO DISCLOSE THE AMOUNT PAID FOR THESE SERVICES DURING EACH OF THE LAST TWO FULL YEARS. IF THERE HAS BEEN A MATERIAL INCREASE, EXPLAIN WHY. ALSO ADVISE US WHY THE PROVIDERS OF THESE SERVICES ARE NOT NAMED. IF THE SERVICES ARE


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William Friar
February 24, 2005
Page Two



PROVIDED FOR UNDER AN AGREEMENT OR CONTRACT, PLEASE FILE THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR ADVISE US WHY IT IS NOT REQUIRED.

         Response: In response to the Staff's comment, the Company has revised the disclosure to clarify the amounts paid to third-party services providers for its core banking technology and to disclose the names of these service providers.

         The Company supplementally advises the Staff that the agreements with the third-party services providers were made in the ordinary course of business. Further, the Company believes that if any existing agreement is cancelled by a third-party service provider or by the Company, the Company could enter into an agreement with a new third-party service provider, and that the replacement of an existing service provider with a new service provider would not have a material effect on the Company's business. Accordingly, the Company believes that these agreements are not material and therefore do not need to be filed as exhibits to the Registration Statement.

3. COMMENT: SUPPLEMENTALLY PROVIDE THE STAFF WITH AN ILLUSTRATION OR EXAMPLE OF THE SITUATION CONTEMPLATED BY THE LAST TWO SENTENCES IN YOUR RESPONSE NUMBERED
41. IN ADDITION, RECONCILE THIS POTENTIAL SITUATION WITH THE DISCLOSURES IN THE THIRD PARAGRAPH UNDER "CLOSING OF THE AUCTION AND PRICING." IN THIS REGARD, IS IT POSSIBLE THAT A PUBLIC OFFERING PRICE MAY BE SET AT AN AMOUNT WHEREBY THE VALID BIDS MAY NOT COVER THE PURCHASE OF ALL OF THE SHARES OFFERED? IF SO, THIS SHOULD BE CLEARLY STATED HERE AND A RISK FACTOR ADDED.

         Response: The Company supplementally advises the Staff that the drafted language is intended to describe what may happen if bidders in the auction subsequently fail to fund their bids and do not purchase the shares they bid for, leaving the underwriter with shares after the offering is completed and trading has begun. As described in "Plan of Distribution," we do not require bidders to fully fund their bids before we close the auction. As a result, a bidder may be allocated shares in the auction, and subsequently fail to provide adequate funds to purchase the shares from the underwriter. In such a situation, the underwriter may sell those shares in the aftermarket at the market price -- which may not be the initial public offering price. The Company has provided additional disclosure in the Registration Statement in this regard.

         The public offering price will not be set at an amount whereby valid bids do not cover the purchase of all of the shares offered. As described in "Plan of Distribution," the clearing price is the highest price at which all of the shares


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William Friar
February 24, 2005
Page Three



        may be sold. The public offering price may be lower, but will never be higher, than the clearing price. Therefore, the public offering price will never be set at an amount whereby the valid bids do not cover the purchase of all of the shares offered.

        The Company supplementally advises the Staff that it has revised the disclosure in "Plan of Distribution" to address comments raised by the Office of Chief Counsel. The Company believes that the revised disclosure addresses all of the comments raised.

4. COMMENT: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 57 AND YOUR REVISED DISCLOSURES. HOWEVER, BASED UPON YOUR REVISED DISCLOSURES, THE POTENTIAL EXISTS FOR A NEGATIVE GAP WITHIN ONE YEAR OR LESS OF $56.1 MILLION. WE CONTINUE TO BELIEVE THAT YOUR CURRENT MD&A DISCLOSURES DO NOT SUFFICIENTLY ADDRESS THE POTENTIAL IMPACT OF THIS NEGATIVE GAP. PLEASE REVISE THE COMPARISON OF RESULTS OF OPERATIONS AND THE LIQUIDITY SECTIONS OF YOUR MD&A TO MORE FULLY DESCRIBE THE POTENTIAL IMPACT THAT THIS NEGATIVE INTEREST RATE SENSITIVITY GAP WOULD HAVE TO YOUR FINANCIAL STATEMENTS AND LIQUIDITY NEEDS FOR THE FISCAL YEAR ENDED JUNE 30, 2005 AND HOW MANAGEMENT PLANS TO ADDRESS THIS IMPACT.

        Response: In response to the Staff's comment, the Company has provided additional disclosure regarding the potential impact of a negative interest rate sensitive gap in "Risk Factors" on page 8 of the Amendment, in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" on page 34 of the Amendment, in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 43 of the Amendment and in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" on page 47 of the Amendment.

5. COMMENT: THE THIRD PARAGRAPH OF THIS NOTE REFERS TO AN EVENT THAT HAPPENED IN DECEMBER 2004; HOWEVER, THE OPINION PROVIDED BY YOUR INDEPENDENT ACCOUNT IS DATED OCTOBER 2004. PLEASE REVISE TO EITHER HAVE YOUR ACCOUNTANT DUAL DATE FOR THIS ITEM OR INCLUDE THIS AS A SEPARATE UNAUDITED FOOTNOTE.

        Response: In response to the Staff's comment, the Company has revised its consolidated financial statement to provide a separate unaudited footnote (19) for the issuance of junior subordinated debentures in December 2004.
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William Friar
February 24, 2005
Page Four

         Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290 or to Charles C. Kim at (213) 892-5742.

                                                     Very truly yours,

                                                     /s/ Allen Z. Sussman

                                                     Allen Z. Sussman

Enclosures

cc:    Mr. Michael Clampitt -- Securities and Exchange Commission
       Ms. Lisa Haynes -- Securities and Exchange Commission
       Mr. John Nolan -- Securities and Exchange Commission
       Mr. Gary Lewis Evans -- BofI Holding, Inc.
       Mr. Andrew J. Micheletti -- BofI Holding, Inc.
       Ms. Ellen R. Marshall, Esq. -- Manatt, Phelps & Phillips, LLP